Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(Expressed in U.S. dollars)

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

		September 30,	December 31,
	Notes	2020	2019

ASSETS
Current assets
Cash and cash equivalents	6	$14,034,457	$5,292,833
Accounts receivable	7	870,114	715,696
Finance lease receivable	8	93,492	86,764
Inventory	9	713,431	618,650
Research and development supplies	9	337,092	671,845
Prepaid expenses and other assets	10	611,791	630,042
Total current assets		16,660,377	8,015,830

Non-current assets
Restricted cash	11	450,331	462,874
Right-of-use asset	12	753,357	720,473
Finance lease receivable	8	67,706	138,690
Property and equipment	13	854,291	767,973
Total non-current assets		2,125,685	2,090,010

Total assets		$18,786,062	$10,105,840

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$6,997,723	$7,794,456
Lease liabilities	15	323,570	436,352
2017 Convertible notes	16	-	5,400,189
2019 Convertible notes	16	167,409	1,090,561
2020 Convertible notes	16	134,697	-
Total current liabilities		7,623,399	14,721,558

Non-Current Liabilities
Accounts payable and accrued liabilities	14	-	1,186,601
Lease liabilities	15	550,162	468,527
2019 Convertible notes	16	5,790,155	8,174,919
2020 Convertible notes	16	2,662,029	-
Derivative liability - warrants	16	1,507,467	-
Total non-current liabilities		10,509,813	9,830,047

Total liabilities		$18,133,212	$24,551,605

Equity
Share capital	17	$365,267,373	$328,460,681
Contributed surplus	17	33,358,931	29,766,225
Accumulated other comprehensive loss		(7,169,707)	(6,140,507)
Deficit		(390,803,747)	(366,532,164)
Total equity		652,850	(14,445,765)

Total liabilities and equity		$18,786,062	$10,105,840

Going Concern and Uncertainty (see Note 1(b) and 5(d))

Subsequent Events (see Note 25)

Contingent liabilities and provisions (see Note 23)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended		For the nine months ended
		September 30		September 30
		2020	2019	2020	2019
REVENUE	18	$626,418	$500,498	$1,443,360	$1,526,211
COST OF GOODS SOLD		150,503	137,999	349,735	348,987
GROSS PROFIT		475,915	362,499	1,093,625	1,177,224

EXPENSES
Selling expenses	20	498,671	380,412	1,504,714	1,143,157
General and administrative expenses	20	4,642,979	2,197,922	10,955,991	7,342,314
Product development and clinical trials expenses	20	5,502,717	4,777,197	14,615,847	13,165,344
		10,644,367	7,355,531	27,076,552	21,650,815

OPERATING LOSS		(10,168,452)	(6,993,032)	(25,982,927)	(20,473,591)

OTHER (EXPENSE)/INCOME
Interest and other income		495,628	58,651	554,278	78,040
Interest and prepayment penalty expense		(191,989)	-	(729,539)	-
Impairment on right-of-use asset		-	-	-	(260,616)
Gain/(loss) on foreign exchange		(65,983)	(16,111)	(191,636)	(28,262)
Unrealized gain/(loss) on derivative liability warrants and convertible notes	16	730,242	934,129	4,233,073	(1,166,922)
Realized gain/(loss) on exercise of warrants, derivative liability warrants and convertible notes	16	1,567,127	(201,119)	587,497	(938,374)
Amortization of deferred loss	16	(2,601,250)	-	(2,736,332)	-
		(66,225)	775,550	1,717,341	(2,316,134)
LOSS BEFORE TAX		(10,234,677)	(6,217,482)	(24,265,586)	(22,789,725)

Tax (expense)/recovery		-	15,505	(5,997)	12,895
LOSS FOR THE PERIOD		$(10,234,677)	$(6,201,977)	$(24,271,583)	$(22,776,830)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk		(158,244)	(353,209)	(1,029,200)	312,973
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(10,392,921)	$(6,555,186)	$(25,300,783)	$(22,463,857)

LOSS PER SHARE
Basic and diluted loss per share	21	$(0.51)	$(0.83)	$(1.69)	$(3.72)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars) (Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2019		$304,460,533	$26,260,806	$(7,653,028)	$(332,735,195)	$(9,666,884)

Issue of share capital on public offering (net of share issuance costs)	17(a)	7,802,417	-	-	-	7,802,417
Issue of share capital on private placement (net of share issuance costs)		1,706,380	-	-	-	1,706,380
Issue of share capital on exercise of warrants	17(a)	1,437,131	-	-	-	1,437,131
Issue of share capital on conversion of notes	17(a)	9,009,570	-	-	-	9,009,570
Issue of Broker warrants	17(a)	-	315,611	-	-	315,611
Share-based payments	20	-	2,613,453	-	-	2,613,453
Transactions with owners during the period		19,955,498	2,929,064	-	-	22,884,562

Loss for the period		-	-	-	(22,776,830)	(22,776,830)
Other comprehensive loss for the period		-	-	312,973	-	312,973

Balance at September 30, 2019		$324,416,031	$29,189,870	$(7,340,055)	$(355,512,025)	$(9,246,179)

Balance at January 1, 2020		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)
Issue of share capital on public offering
(net of share issuance costs)	17(a)	27,313,795	-	-	-	27,313,795
Issue of share capital on conversion of notes	17(a)	1,293,093	-	-	-	1,293,093
Issue of Broker warrants	17(a)	(488,053)	488,053	-	-	-
Issue of shares capital on exchange of warrants	17(a)	8,687,479	-	-	-	8,687,479
Issue of share capital on exercise of stock options	17(a)	378	(174)	-	-	204
Share-based payments	20	-	3,104,827	-	-	3,104,827
Transactions with owners during the year		36,806,692	3,592,706	-	-	40,399,398

Loss for the period		-	-	-	(24,271,583)	(24,271,583)
Other comprehensive loss for the period		-	-	(1,029,200)	-	(1,029,200)

Balance at September 30, 2020		$365,267,373	$33,358,931	$(7,169,707)	$(390,803,747)	$652,850

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended		For the nine months ended
		September 30		September 30
		2020	2019	2020	2019
OPERATING ACTIVITIES
Loss for the period		$(10,234,677)	$(6,201,977)	$(24,271,583)	$(22,776,830)
Adjustments for:
Depreciation	20	192,999	156,238	564,605	450,922
Share-based payments	20	1,354,147	735,199	3,441,584	2,613,453
Impairment of right-of-use asset		-	-	-	260,616
Accretion on collaboration, license and settlement agreement provision		36,830	68,113	133,570	279,295
Unrealized (gain)/loss on derivative liability and convertible notes	16	730,242	(934,129)	4,233,073	1,166,922
Realized loss on exercise of warrants and convertible notes	16	1,567,127	201,119	587,497	938,374
Amortization of deferred loss		2,601,250	-	2,736,332	-
Non-cash legal costs from financing activity		1,527,761	-	1,527,761	-
Loss on disposal of assets		-	-	(27,864)	-
Write-down accounts receivable		-	-	-	64,600
Income tax expense/(recovery)		-	(15,505)	5,997	(12,895)
Interest income and expenses		(377,691)	(58,651)	175,261	(78,040)
		(7,196,750)	(6,049,593)	(20,534,907)	(17,093,583)
Net change in non-cash working capital items:
Accounts receivable		(276,901)	21,532	(154,418)	41,306
Inventory		115,639	(2,099)	(94,781)	(217,259)
Research and development supplies		-	-	334,753	-
Prepaid expenses and other assets		118,097	(116,101)	18,251	(152,785)
Accounts payable and accrued liabilities		(424,355)	673,516	(1,203,661)	1,292,866
Payment of amounts due on collaboration, license and settlement agreements		(1,250,000)	(1,400,000)	(1,250,000)	(2,150,000)
		(1,717,520)	823,332	(2,349,856)	(1,185,872)
Income tax and Interest paid and received:
Income tax (paid)/recovered		-	15,505	(5,997)	12,895
Interest received		38,813	95,151	97,463	177,383
		38,813	110,656	91,466	190,278
Net cash applied to operating activities		(8,875,457)	(6,762,269)	(22,793,297)	(18,089,267)

INVESTING ACTIVITIES
Decrease/(increase) in restricted cash		(9,626)	5,260	12,543	(13,316)
Purchase of property and equipment	13	(223,040)	(56,403)	(269,457)	(163,625)
Net cash applied to investing activities		(232,666)	(51,143)	(256,914)	(176,941)

FINANCING ACTIVITIES
Proceeds from public offering net of share issuance costs	17(a)	11,336,577	-	30,180,405	8,118,030
Proceeds from private placement	16(d)	-	-	-	11,483,496
Proceeds from convertible note	17(e)	-	-	5,000,000	-
Proceeds from exercise of warrants	16(e)	4,973,035	-	4,973,035	1,200,400
Proceeds from government assistance	24	495,628	-	495,628	-
Proceeds from exercise of options		-	-	204	-
Repayment of 2017 convertible note	16(b)	-	-	(2,897,000)	-
Repayment of 2019 convertible note	17(e)	(4,877,225)	-	(4,877,225)	-
Interest payment of 2019 convertible note		(95,808)	-	(670,808)	-
Payment of lease obligation		(137,808)	(130,389)	(412,404)	(382,554)
Net cash from financing activities		11,694,399	(130,389)	31,791,835	20,419,372

NET CHANGE IN CASH AND CASH EQUIVALENTS		2,586,276	(6,943,801)	8,741,624	2,153,254
CASH AND CASH EQUIVALENTS
Beginning of the period		11,448,181	18,339,864	5,292,833	9,242,809
End of the period		$14,034,457	$11,396,063	$14,034,457	$11,396,063
Represented by:
Cash and cash equivalents	6	$14,034,457	$11,396,063	$14,034,457	$11,396,063

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

1. INCORPORATION AND GOING CONCERN

(a) Business description

Neovasc Inc. ("Neovasc" or the "Company") is a company incorporated and domiciled in Canada.  The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002.  On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The condensed interim consolidated financial statements of the Company as at September 30, 2020 and for the three and nine months ended September 30, 2020 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company's principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ ("Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ ("Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

(b) Going concern and uncertainty

As at September 30, 2020, the Company had approximately $14 million in cash and cash equivalents. The Company expects that it will have sufficient cash on hand to sustain operations until March 2021 at the current burn rate. Given the current nature of the impact of COVID-19 on the capital markets, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these condensed interim consolidated financial statements.

(c) Share consolidation (reverse stock split)

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company ("Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations.  The number of 2017 Warrants (as defined below) and aggregate principal amount of 2017 Notes and 2019 Notes (as defined below) were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes and the 2019 Notes will be adjusted proportionally to each share consolidation ratio.

(d) Nasdaq listing

On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company received confirmation of compliance in respect of this deficiency on July 17, 2019.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

1.    INCORPORATION AND GOING CONCERN (continued)

(d)  Nasdaq listing (continued)

On August 22, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance.

The Company did not regain compliance by February 17, 2020.  On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing was set by the Nasdaq for April 2, 2020.  On April 30, 2020, the Panel granted the Company's request for an extension through August 17, 2020 to evidence compliance with the $35 million minimum market value of listed securities requirement for continued listing on the Nasdaq.

On June 25, 2020,  the Nasdaq Notice confirmed that the Company has regained compliance with Listing Rule 5550(b)(2) pursuant to Listing Rule 5810 as the Company's market value exceeded $35 million for 10 consecutive business days between May 29, 2020 through June 11, 2020.

(e) Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company's business is highly uncertain and difficult to predict, as the response to the pandemic is in its early stages and information is rapidly evolving. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Such economic disruption could have a material adverse effect on our business.

The severity of the impact of the COVID-19 pandemic on the Company's business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company's customers, all of which are uncertain and cannot be predicted. The Company's future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers. As of the date of issuance of these condensed interim consolidated financial statements, the extent to which the COVID-19 pandemic may materially impact the Company's financial condition, liquidity, or results of operations is uncertain.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

2. BASIS OF PREPARATION

(a)  Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"), using the accounting policies consistent with the Company's annual consolidated financial statements for the year ended December 31, 2019 and 2018.  These condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2019 and 2018 and the accompanying notes included in those financial statements.  For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2019 and 2018.

The results for the three and nine months ended September 30, 2020 may not be indicative of the results that may be expected for the full year or any other period.

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc GmbH, Neovasc (US) Inc., Neovasc Management Inc., Neovasc Medical Ltd., and B-Balloon Ltd. (which is in the process of being voluntarily liquidated).  All intercompany balances and transactions have been eliminated upon consolidation.

(b)  Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company's most recent annual consolidated financial statements for the year ended December 31, 2019, except the following:

New Accounting Policy - Government assistance and government grants

Government grants are recognized when there is a reasonable assurance that the grant will be received and that the Company will comply with all conditions related to the grant. A grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants related to current expenses are recognized as income over the period necessary to match them with the related expenses, for which they are intended to compensate, on a systematic basis. Government grants related to specific projects are recognized as income over the period necessary to match them with the related project costs, for which they are intended to compensate, on a systematic basis. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

Government grants received before the income recognition criteria are satisfied are presented as a liability in the statement of financial position. Government refundable advances provided to the Company to finance research and development activities on a risk-sharing basis are considered part of the Company's operating activities and are therefore presented as cash flows from operating activities in the statement of cash flows.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

4. MANAGING CAPITAL

The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.  In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior year.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments).  For the three and nine months ended September 30, 2020, there were no changes in the Company's capital management policy.

The capital of the Company is comprised of:

	September 30, 2020	December 31, 2019
2017 Convertible Notes	$-	$5,400,189
2019 Convertible Notes	5,957,564	9,265,480
2020 Convertible Notes	2,796,726	-
Derivative liability - warrants	1,507,467	-
Equity	652,850	(14,445,765)
Capital	$10,914,607	$(219,904)

5. FINANCIAL RISK MANAGEMENT

(a) Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques.  The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

 Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 and December 31, 2019.  As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$-	$-	$5,400,189	$5,400,189
2019 Convertible Notes	$-	$-	$9,265,480	$9,265,480

As at September 30, 2020:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$-	$-	$5,957,564	$5,957,564
2020 Convertible Notes	$-	$-	$2,796,726	$2,796,726
Derivative liability - warrants	$-	$-	$1,507,467	$1,507,467

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT

(a) Fair value estimation (continued)

 The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	September 30, 2020	December 31, 2019
Amortized cost
Cash and cash equivalents	6	$14,034,457	$5,292,833
Accounts receivable	7	870,114	715,696
Restricted cash	11	450,331	462,874
		$15,354,902	$6,471,403
Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	14	$6,997,723	$7,794,456
Accounts payable and accrued liabilities (non-current)	14	-	1,186,601

Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	17	$-	$5,400,189
2019 Convertible Notes (current)	17	167,409	1,090,561
2019 Convertible Notes (non-current)	17	5,790,155	8,174,919
2020 Convertible Notes (current)	17	134,697	-
2020 Convertible Notes (non-current)	17	2,662,029	-
Derivative liability warrant (non-current)	17	1,507,467	-
		$17,259,480	$23,646,726

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)  Foreign exchange risk

A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 40% of revenues for the nine months ended September 30, 2020, respectively (nine months ended September 30, 2019: 31%). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at September 30, 2020 by approximately $10,142 (as at September 30, 2019: $6,180), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $110,531 and $70,469 respectively, as at September 30, 2020 (as at September 30, 2019: $57,151 and $111,781). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $116,451 and $34,263, respectively, as at September 30, 2020 (as at September 30, 2019: $85,470 and $56,715). The Company does not hedge its foreign exchange risk.

(c)  Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2019 and 2020 Notes that have fixed interest terms.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(d)  Liquidity risk

As at September 30, 2020, the Company had $14,034,457 in cash and cash equivalents as compared to cash and cash equivalents of $5,292,833 at December 31, 2019.  The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company expects that its cash on hand as at September 30, 2020 is sufficient to sustain operations until approximately March 2021 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

Trade payables were aged as follows as at September 30, 2020 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,694,800
31-60 days	962,765
Over 60 days	239,666
$2,897,231

The following is an analysis of the contractual maturities of the Company's non-derivative accrued liabilities as at September 30, 2020:

	Within One Year	Between One and Two Years

Collaboration, license and settlement agreements (undiscounted)	$1,250,000	$-
	$1,250,000	$-

(e)  Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at September 30, 2020 is $683,582 (as at September 30, 2019: $541,180). As at September 30, 2020, the Company had $177,832 (as at September 30, 2019: $284,744) of trade accounts receivable that were overdue according to the customers' credit terms. During the three and nine months ended September 30, 2020 the Company wrote down $nil and $nil, respectively, of accounts receivable owed by customers (three and nine months ended September 30, 2019: $nil and $64,600, respectively).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $14,484,788 as at September 30, 2020 (as at December 31, 2019: $5,755,707). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

6. CASH AND CASH EQUIVALENTS

	September 30, 2020	December 31, 2019
Cash held in:
United States dollars	$12,977,648	$4,489,501
Canadian dollars	714,179	525,371
Euros	342,630	277,961
	$14,034,457	$5,292,833

7. ACCOUNTS RECEIVABLE

	September 30, 2020	December 31, 2019

Trade accounts receivable	$683,582	$597,505
Other accounts receivable	186,532	118,191
	$870,114	$715,696

All amounts are short-term. The aging analysis of trade receivables is as follows:

	September 30, 2020	December 31, 2019

Not past due	$505,750	$472,257
Past due 0 - 30 days	21,732	14,139
30 - 60 days	19,800	20,000
60 - 90 days	-	-
90 - 120 days	-	-
Over 120 days	136,300	114,676
Loss Allowance	(26,360)	(23,567)
	$683,582	$597,505

All the Company's trade and other receivables have been reviewed for impairment. During the three and nine months ended September 30, 2020, the Company wrote off $nil and $nil, respectively of accounts receivable (the three and nine months ended September 30, 2019: $nil, and $64,600).

8. FINANCE LEASE RECEIVABLE

The Company entered into a sublease agreement which has been recognized as a finance lease. Finance lease receivables are presented in the statement of financial position as follows:

	September 30, 2020	December 31, 2019

Current	$93,492	$86,764
Non-current	67,706	138,690
	$161,198	$225,454

 The following is a detailed maturity analysis of the undiscounted finance lease receivables as at September 30, 2020:

Total
Less than 1 year	$105,404
1-2 years	70,269
2-3 years	-
3-4 years	-
4-5 years	-
Total undiscounted finance lease receivables	$175,673

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

9. INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES

	September 30, 2020	December 31, 2019

Raw materials	$522,382	$500,263
Finished goods	191,049	118,387
	$713,431	$618,650

Research and development supplies	$337,092	$671,845

During the three and nine months ended September 30, 2020 the Company did not write down any inventory. During the three and nine months ended September 30, 2020, $150,503 and $349,735 of inventory was expensed in cost of goods sold (three and nine months ended September 30, 2019: $137,999 and $348,987).

10.  PREPAID EXPENSES AND OTHER ASSETS

	September 30, 2020	December 31, 2019

Prepaid expenses	$20,950	$7,140
Prepaid insurance	337,969	269,262
Deposits on rental agreements	127,677	119,660
Retainers for professional services	23,000	23,000
Other prepaid expenses and other assets	102,195	210,980
	$611,791	$630,042

11. RESTRICTED CASH

	September 30, 2020	December 31, 2019

Restricted cash	$450,331	$462,874

Restricted cash represents $600,000 CAD security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

12. RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2019,	$1,407,704
Balance at December 31, 2019	1,057,333
Impairment of right-of-use asset	(231,773)
Impairment reversal	156,366
Sublease	(274,965)
Lease modification	307,433
Balance as at September 30, 2020	$1,364,765

ACCUMULATED DEPRECIATION
Balance at January 1, 2019,	-
Balance at December 31, 2019	336,860
Depreciation for the period	274,549
Balance as at September 30, 2020	$611,409

NET BOOK VALUE
As at January 1, 2019,	$1,407,704
As at December 31, 2019	$720,473
As at September 30, 2020	$753,357

The Company's right-of-use asset relates to the lease of buildings.

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada.  The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses.  The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (See Note 8).

The Company entered into an agreement for additional office space in September 2014 in Minneapolis.  The agreement did not contain any contingent rent clauses, purchase options or escalation clauses.  The original term of the lease was 66 months commencing on September 1, 2014.  Additional office space was added in July 2015 in Minneapolis.  The term of the combined lease is 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018.

The Company entered into an agreement for additional office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses.  The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months. The Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

13. PROPERTY AND EQUIPMENT

	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2019	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975
Additions during the year	-	203,169	-	40,332	-	243,501
Disposals during the year	-	-	-	-	-	-
Balance at December 31, 2019	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476

Additions during the period	-	162,274	106,149	33,289	-	301,712
Disposals during the period	-	(32,255)	-	-	-	(32,255)
Balance as at September 30, 2020	$169,938	$1,822,146	$650,071	$726,693	$316,085	$3,684,933

ACCUMULATED DEPRECIATION
Balance at January 1, 2019	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347
Depreciation for the year	18,132	184,429	33,144	40,371	15,744	291,820
Disposals during the year	-	(2,664)	-	-	-	(2,664)
Balance at December 31, 2019	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503

Depreciation for the period	19,227	134,864	20,054	27,414	9,444	211,003
Disposals during the period	-	(27,864)	-	-	-	(27,864)
Balance at September 30, 2020	$127,214	$1,240,370	$486,641	$713,857	$262,560	$2,830,642

CARRYING AMOUNTS
As at December 31, 2019	$61,951	$558,757	$77,335	$6,961	$62,969	$767,973
As at September 30, 2020	$42,724	$581,776	$163,430	$12,836	$53,525	$854,291

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2020	December 31, 2019
Current accounts payable and accrued liabilities
Trade payables	$2,897,232	$3,993,203
Accrued liabilities	1,107,714	2,163,886
Accrued vacation	414,317	211,168
Accrued employee termination expenses	-	13,887
Loan payable (Paycheck Protection Program)	536,624	-
Other accounts payable	542,903	320,306
Share appreciation rights liability	336,757	-
Collaboration, license, and settlement agreements provision	1,162,176	1,092,006
Total current accounts payable and accrued liabilities	$6,997,723	$7,794,456

Non-current accrued liabilities
Non-current collaboration, license and settlement agreements provision	-	1,186,601
	$-	$1,186,601

Total accounts payable and accrued liabilities	$6,997,723	$8,981,057

Included in accounts payable and accrued liabilities are $458,186 related to settlement charges as part of a collaboration agreement and $703,990 related to a settlement provision (see Note 23). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next year. Included in accounts payable and accrued liabilities is a gross amount of $536,624 related to the Paycheck Protection Program ("PPP")(See Note 24).

15. LEASE LIABILITY

Total
Balance at January 1, 2019,	$1,289,106

Interest expense	128,911
Lease payments	(513,138)
Balance at December 31, 2019	$904,879

Lease Liability, current	$436,352
Lease Liability, non-current	$468,527

Lease modification	307,433
Interest expense	73,824
Lease payments	(412,404)
Balance at September 30, 2020	$873,732

Lease Liability, current	$323,570
Lease Liability, non-current	$550,162

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$452,601
In more than one year, but not more than five years	236,967
$689,567

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a) Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the "2017 Public Transaction") of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i) 0.001 Common Share

(ii) one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i) either 0.001 Common Shares or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a "Series D Warrant") at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit.  Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury.  All the warrants (collectively, the "2017 Warrants") issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 - Financial instruments; presentation.  Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL").  The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259.  Since the fair values of the derivatives were not determined using a valuation that only used data from observable markets, the loss on initial recognition has been recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

(b) 2017 Convertible Notes

On November 17, 2017, the Company also completed a brokered private placement (the "2017 Private Placement" and together with the Public Transaction the "2017 Financings") for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "2017 Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note.  The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction ("Private Transaction"). On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum.  Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b) 2017 Convertible Notes (continued)

The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity.  The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice.  The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the 2017 Notes at FVTPL.  The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917.  Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at June 30, 2020 the loss on initial recognition has been fully amortized.

On May 26, 2020, the Company made a final payment of $2,897,000 to holders of the 2017 Notes and $1,016,000 in 2017 Notes was converted for the issuance of 500,014 Common Shares. The Company and certain holders of the 2017 Notes have also agreed to a mutual release (the "Settlement") in return for the issuance by the Company, in the aggregate, of 500,000 Settlement Warrants to such holders.

(c) 2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes have the following key terms:

  For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.
  After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.
  The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for common shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.
  The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.
  The 2019 Notes are convertible into common shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding common shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. Accordingly, the Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)  2020 Convertible Notes

On May 28, 2020, the Company issued senior secured convertible notes ("2020 Notes") with a principal amount of $5 million, convertible at $2.815 per Common Share for 1,776,041 Common Shares and 2,573,959 Warrants ("2020 Warrants") exercisable at $2.634 per 2020 Warrant share with a 4-year term.

The 2020 Notes have the following key terms:

  The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.
  The 2020 Notes will have a maturity date of 48 months after issuance with the holder's option for early redemption at 24 months.
  Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter
  The 2020 Notes are convertible into common shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding common shares of the Company as a result of the conversion).
  Conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32- Financial instruments- presentation

Accordingly, the 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670.  Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

(e)    Warrants and Convertible Notes Model

The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The 2017 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at March 31, 2020 and December 31, 2019 and 2018 are summarized below:

Valuation Date	March 31, 2020	December 31, 2019	December 31, 2018
Price of Common Shares	$1.46	$5.41	$6.03
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	100.84%	129.54%	141.96%
Historical volatility of index	36.07%	11.65%	15.37%
Volatility input	75.16%	70.59%	78.67%
Risk-free rate	1.11%	1.79%	2.52%
Credit spread	29.58%	23.00%	24.51%

The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and at September 30, 2020 are summarized below:

Valuation Date	September 30, 2020	December 31, 2019	May 16, 2019
Price of Common Shares	$2.14	$5.41	$49.46
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	113.98%	124.77%	142.38%
Historical volatility of index	22.31%	13.76%	15.66%
Volatility input	68.14%	69.26%	79.02%
Risk-free rate	0.22%	1.65%	2.13%
Credit spread	22.03%	27.15%	19.64%

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)    Warrants and Convertible Notes Model (continued)

The 2020 Warrants were accounted for based on the level 3 fair value estimate of the Warrants by using a binomial option pricing model.

The 2020 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and at September 30, 2020 are summarized below:

Valuation Date	September 30, 2020	May 28, 2020
Price of Common Shares	$2.14	$2.86
Dividend Yield	0%	0%
Historical volatility of Common Shares	109.51%	127.50%
Historical volatility of index	19.81%	18.91%
Volatility input	64.66%	73.21%
Risk-free rate	0.26%	0.32%
Credit spread	18.26%	19.35%

The carrying amounts for the 2017 derivative warrant liability from financing are as follows:

	Series A Units	Series B Units	Series E Warrants	Total
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)
Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303
Less:
Exercise of 822,192 Series C Warrants	(5,638)	-	-	(5,638)
Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)
Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	-	(101,750)
Cancellation of 22,431,506 Series E Warrants	-	-	(65,410)	(65,410)
Balance, derivative warrant liability from financing as at September 30, 2020	$-	$-	$-	$-

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e) Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2020 derivative warrant liability from financing are as follows:

2020 January Warrants
Inception of the January 2020 Warrants (see Note 17(e))	6,145,620
Add: Deferred loss	(223,791)
Less: Jan 31 exercise 1,241,490 pre-funded warrants	(3,885,746)
Fair value adjustment, January 30, 2020 realized gain	(422,102)
Add: Amortization of deferred loss	124,053
Less: Fair value adjustment, March 30, 2020 unrealized gain	(1,715,390)
Balance, March 30, 2020	$22,644
Less: June exercise 1,185,000 Series A; 991,940 Series B	(969,133)
FV revaluation at May 28 realized loss	957,847
Amortization of deferred loss	98,961
Less: Fair value adjustment, June 30, 2020 unrealized gain	(45,897)
Balance, June 30, 2020	$64,422
Amortization of deferred loss	5,168
Less: Fair value adjustment, September 30, 2020 unrealized gain	(21,734)
Balance, September 30, 2020	$47,856
2020 May Warrants
Inception of the May 2020 Warrants (see Note 17(e))	4,526,732
Add: Deferred loss	(2,464,696)
Amortization of deferred loss	55,709
Less: Fair value adjustment, June 30, 2020 unrealized gain	(1,069,013)
Balance, June 30, 2020	$1,048,732
Less: July 23 exercise 1,424,049 warrants	(2,082,598)
August 17 exercise of 501,000 warrants	(565,221)
Derecognition of deferred loss	1,843,332
Amortization of deferred loss	35,644
Less: Fair value adjustment, September 30, 2020 unrealized gain	(106,350)
Balance, September 30, 2020	$173,539
2020 June Warrants
Inception of the June 2020 Warrants (see Note 17(e))	2,404,957
Add: Deferred loss	(448,877)
Amortization of deferred loss	8,609
Less: Fair value adjustment, June 30, 2020 unrealized gain	(164,711)
Balance, June 30, 2020	$1,799,978
Amortization of deferred loss	56,571
Less: Fair value adjustment, September 30, 2020 unrealized gain	(489,496)
Balance, September 30, 2020	$1,367,053
2020 August Warrants
Inception of the August 2020 Warrants (see Note 17(e))	3,511,115
Add: Deferred loss	(3,167,758)
Amortization of deferred loss	212,630
Less: Fair value adjustment, September 30, 2020 unrealized gain	(1,315,978)
Balance, September 30, 2020	$(759,991)
2020 Settlement Warrants
Inception of the 2020 Settlement Warrants (see Note 17(e))	807,977
Less: Fair value adjustment, June 30, 2020 unrealized gain	(232,042)
Balance, June 30, 2020	$575,935
Less: Fair value adjustment, September 30, 2020 unrealized gain	(58,645)
Balance, September 30, 2020	$517,290
2020 Repayment Warrants
Inception of the 2020 Repayment Warrants (see Note 17(e))	161,720
Balance, September 30, 2020	$161,720

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

16. DERIVATIVE FINANCIAL LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)    Warrants and Convertible Notes Model (continued)

 The carrying amounts for the 2017 Notes, 2019 Notes, and 2020 Notes are as follows:

2017 Convertible Notes
Balance, convertible notes December 31, 2018	14,617,336
Less: Exercise of 11,197,000 convertible notes	(13,095,938)
Fair value adjustment	3,878,791
Balance, convertible notes December 31, 2019	$5,400,189
Fair value adjustment, (unrealized) loss due to changes in credit spread	(17,122)
Fair value adjustment, March 31, 2020 unrealized gain	(1,599,573)
Balance, convertible notes March 31, 2020	$3,783,494
Less: Exercise of 1,016,000 convertible notes	(1,293,093)
Fair value adjustment Settlement Warrants	(807,977)
Fair value adjustment at maturity realized loss	1,214,576
Re-payment of convertible note	(2,897,000)
Balance, convertible notes June 30, 2020 and September 30, 2020	$-
2017 Convertible Notes, current	$-
2017 Convertible Notes, non-current	$-

2019 Convertible Notes
Fair value, May 16, 2019	9,775,000
Fair value adjustment,	(509,520)
Balance, convertible notes December 31, 2019	$9,265,480
Fair value adjustment, (unrealized) loss due to changes in credit spread	(1,421,063)
Fair value adjustment, March 31, 2020 unrealized gain	(1,533,410)
Fair value adjustment, March 31, 2020 realized loss	143,750
Balance, convertible notes March 31, 2020	$6,454,757
Fair value adjustment, June 30, 2020 unrealized loss	1,370,016
Fair value adjustment, June 30, 2020 realized gain	(413,681)
Fair value adjustment, (unrealized) loss due to changes in credit spread	2,303,406
Balance, convertible notes June 30, 2020	$9,714,498
Re-payment of convertible note July 23 conversion	(3,613,341)
Re-payment of convertible note Aug 17 conversion	(1,263,884)
Fair value adjustment, Repayment warrants	(161,720)
Fair value adjustment, June 30, 2020 realized gain	1,171,782
Fair value adjustment, (unrealized) loss due to changes in credit spread	110,229
Balance, convertible notes September 30, 2020	$5,957,564
2019 Convertible Notes, current	$167,409
2019 Convertible Notes, non-current	$5,790,155

2020 Convertible Notes
Fair value, May 26, 2020	6,449,634
Add: Deferred loss	(3,511,670)
Amortization of deferred loss	79,373
Fair value adjustment, June 30, 2020 unrealized gain	(438,810)
Fair value adjustment, June 30, 2020 realized loss	34,985
Fair value adjustment, (unrealized) loss due to changes in credit spread	5,736
Balance, convertible notes June 30, 2020	$2,619,248
Add: Amortization of deferred loss	216,282
Fair value adjustment, Sept 30, 2020 realized loss	(86,819)
Fair value adjustment, (unrealized) loss due to changes in credit spread	48,015
Balance, convertible note September 30, 2020	$2,796,726
2020 Convertible Notes, current	$134,697
2020 Convertible Notes, non-current	$2,662,029

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders' meetings.  All Preferred Shares have no voting rights at shareholders' meetings but on liquidation, winding-up or other distribution of the Company's assets are entitled to participate in priority to Common Shares.  There are no preferred shares issued and outstanding.

(a) Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

We may issue our Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2019	2,801,720	$304,460,533	$26,260,806
Common Shares issued from public offerings (i)	2,222,222	7,802,417	315,611
Common Shares issued from private placement (ii)	334,951	1,664,662	-
Common Shares issued from exercise Series B Warrants (iii)	223,304	16,931	-
Common Shares issued from exercise of Series C Warrants (iv)	822	1,186,027	-
Common Shares issued from exercise of 2017 Notes (v)	3,074,136	13,095,938	-
Common Shares issued from exchange of Series A and Series E Warrants (vi)	49,624	234,173	-
Share-based payments	-	-	3,189,808
Balance, December 31, 2019	8,706,779	$328,460,681	$29,766,225
Common Shares issued from public offerings Series A (vii)	1,185,000	4,111,950	-
Common Shares issued from exercise of Series B Pre-funded warrants (viii)	1,241,490	3,885,746	-
Transaction costs for both Series A and Series B	-	(545,477)	-
Broker warrants (See Note 17 (f))	-	(82,597)	82,597
Common Shares issued from exercise of stock options	50	379	(174)
Common Shares issued from Warrant conversion (ix)	672,937	969,133	-
Common Shares issued from conversion of 2017 Notes (x)	500,014	1,293,093	-
Common Shares issued from public offerings Series A (xi)	3,883,036	9,591,099	-
Transaction costs for public offerings Series A	-	(983,968)	-
Broker warrants (See Note 17 (f))	-	(162,467)	162,467
Common Shares issued from public offerings Series A (xii)	4,532,772	12,238,484	-
Transaction costs for public offerings Series A	-	(984,040)	-
Broker warrants (See Note 17 (f))	-	(242,989)	242,989
Common Shares issued from Warrant conversion (xiii)	1,925,049	7,718,346	-
Share-based payments	-	-	3,104,827
Balance, September 30, 2020	22,647,127	$365,267,373	$33,358,931

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17.   SHARE CAPITAL (continued)

(a)    Authorized (continued)

(i) During the year ended December 31, 2019, 2,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 144,444 Broker Warrants issued (see Note 17(e)) and $611,972 in other share issuance costs.

(ii) On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for net proceeds of $1,664,662.

(iii) During the year ended December 31, 2019, 223,304 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 16) was derecognized at the dates of exercise.

(iv) During the year ended December 31, 2019, the remaining 822,192 Series C Warrants were exercised for 822 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and net cash proceeds of $1,186,027.  The related derivative financial liability of $5,638 (see Note 16) was derecognized at the dates of exercise.

(v) During the year ended December 31, 2019, 3,074,136 Common Shares were issued on the conversion of $11,197,000 of aggregate principal amount of 2017 Notes.  The $13,095,938 aggregate principal amount of 2017 Notes (see Note 16) was derecognized at the date of exercise.

(vi) During the year ended December 31, 2019, the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 49,624 Common shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.00085 of a Common Share for each Warrant.

(vii) On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 series B units: Series B Units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10,000,000, less $1,087,996 in underwriting commission, a $82,597 fair value charge for 157,721 Broker Warrants issued (see Note 17(f)) and $185,883 in other share issuance costs.

(viii) During the three months ended March 31, 2020, 1,241,490 Common Shares were issued on the conversion of Series B Pre-funded warrants from the January 6, 2020 registered direct offering

(ix) On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant.

(x) During the three months ended June 30, 2020, 500,014 Common Shares were issued on the conversion of $1,016,000 of aggregate principal amount of 2017 Notes.  The fair value of 2017 Notes related to this conversion (see Note 16) was derecognized at the date of exercise.

(xi) On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the "Units") at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,184,646 in underwriting commission, a $162,467 fair value charge for Compensation Warrants "2020 Compensation Warrants" (see Note 17 (f)), and $278,482 in other share issuance costs.

(xii) On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 common shares at a price of $2.775 per common share for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,006,547 in underwriting commission, a $242,989 fair value charge for Compensation Warrants "2020 Compensation Warrants" (see Note 17 (f)), and $256,876 in other share issuance costs. Transaction costs of $984,040 are allocated to equity and $297,884 are allocated to the Statement of Loss and Comprehensive Loss.

(xiii) During the nine months ended September 30, 2020, 1,925,049 Commons shares were issued on the conversion of May 2020 warrants. Using the exercise proceeds of $4,877,225, the Company has prepaid a portion of the 2019 Convertible Note.

(b) Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan.  Effective June 4, 2018, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(b)    Stock Options (continued)

Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board.  The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others.  The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options exercisable, January 1, 2019	146,263	$127.04	7.62
Granted	697,150	4.27
Exercised	-	-
Forfeited	(13,344)	58.64
Expired	(1,867)	4,997.06
Options outstanding, December 31, 2019	1,051,665	$20.63	7.09
Options exercisable, December 31, 2019	398,596	$35.69	6.97
Granted	1,800,100	2.60
Exercised	(50)	4.10
Forfeited	(253,176)	39.15
Expired	(455)	7,957.80
Options outstanding, September 30, 2020	2,598,084	$4.88	7.29
Options exercisable, September 30, 2020	884,641	$7.59	7.05

The following table lists the options outstanding as at September 30, 2020 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$2.11	553,500	7.97	138,375	7.97
$2.27	6,000	7.87	1,500	7.87
$2.42	705,125	7.73	176,282	7.73
$3.35	534,363	7.30	133,858	7.30
$4.10	504,450	6.48	252,750	6.48
$4.80	5,000	6.58	2,500	6.58
$5.00 - $5,353.20	289,646	6.32	179,376	6.26
	2,598,084	7.29	884,641	7.05

The following table lists the options outstanding as at December 31, 2019 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$4.10	561,050	7.23	140,450	7.23
$5.00	130,950	7.41	32,738	7.41
$8.80	88,800	6.92	59,242	6.92
$27.20	263,250	6.75	162,268	6.75
$27.30 - $9,276.86	7,615	4.71	3,898	3.69
	1,051,665		398,596

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(b)    Stock Options (continued)

During the three and nine months ended September 30, 2020, the Company recorded $702,489 and $2,424,656, as compensation expense for share-based compensation awarded to eligible optionees (three and nine months ended September 30, 2019: $735,199 and  $2,613,453, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2020	2019
Weighted average fair value	$2.11	$3.60
Weighted average exercise price	$2.57	$4.30
Weighted average share price at grant	$2.57	$4.30
Dividend yield	nil	nil
Volatility	124%	141%
Risk-free interest rate	1.09%	1.51%
Expected life	4 years	4 years
Forfeiture rate	7.00%	7.00%

(c)  Restricted share units

On December 2, 2019, the Company adopted a Restricted Share Unit ("RSU") Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company's share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. The expense recognized for the three and nine months ended September 30, 2020 was $314,901 and $680,171. As of September 30, 2020, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $1,354,732, which will be amortized over the remaining vesting periods.

RSU transactions are summarized as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, December 31, 2019	152,956	$2.98
Granted	631,044	$2.78
Vested	-	-
Outstanding, September 30, 2020	784,000	$2.82

(d)  Share appreciation rights

On September 22, 2020, the Company adopted a Share Appreciation Rights ("SAR") Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying an option pricing model, taking into account the terms and conditions on which the SARs are granted. The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. As of September 30, 2020, the Company recognizes the full $336,757 expense.

SAR transactions are summarized as follows:

	Number of SARs	Weighted Average Grant Date Fair Value Per Share
Outstanding, December 31, 2019	-	-
Granted	1,811,768	$0.185
Vested	-	-
Outstanding, September 30, 2020	1,811,768	$0.185

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(e)  Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at September 30, 2020.

Warrants	As at November 17, 2017	Issued	Exercised	Exchanged	As at September 30, 2020

Series A	25,676,368	10,273,972	-	(35,950,340)	-
Series B	25,676,368	10,273,972	(35,950,340)	-	-
Series C	10,273,972	-	(10,273,972)	-	-
Series D	3,573,830	-	(3,573,830)	-	-
Series E	22,431,506	-	-	(22,431,506)	-
Series F	22,431,506	-	(22,431,506)	-	-

On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares.  The number of 2017 Warrants and aggregate principal amount of 2017 Notes were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes was adjusted proportionally to the share consolidation ratios.

The September 2018 share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the September 2018 share consolidation. There were no 2017 Warrants outstanding at the time of the June 2019 share consolidation.

On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 49,624 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 series B units: Series B Units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10,000,000. Each Series A Unit consists of one Common Share of Neovasc and one warrant to purchase one Common Share. Each Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$4.1351 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant of Neovasc and one Warrant. Each Pre-Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant. All Pre-Funded Warrants were exercised as at September 30, 2020. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 - Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $6,145,620 for the 2020 Series A warrants and Series B Pre-Funded warrants and warrant was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments. On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 250,000 Warrants remain outstanding.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(e)  Warrants (continued)

On May 26, 2020, the Company granted 2,573,959 2020 warrants with an exercise price of $2.634 and term of 4 years. The 2020 Warrants are convertible into common shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding common shares of the Company as a result of the conversion). The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 - Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL.  The fair values of $4,526,732 of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020 1,424,049 warrants were exercised and on August 17, 2020 501,000 warrants were exercised leaving 648,910 warrants remaining. The total exercise proceeds of $4,877,225 net of interest and prepayment penalty has been applied to the principal of the 2019 Note.

On May 28, 2020 the Company entered into a settlement agreement to issue 500,000 settlement warrants ("Settlement Warrants"). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $2.634 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The Settlement Warrants include a cashless exercise option. In accordance with IAS 32 - Financial instruments; presentation, the Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $807,977 of the Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the "Units") at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,184,646 in underwriting commission, a $162,467 fair value charge for Compensation Warrants "2020 Compensation Warrants" (see Note 17 (a)), and $278,482 in other share issuance costs. Each Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a "Warrant") to purchase one Common Share issuing 2,912,277 warrants in total. Each Warrant entitles the holder to acquire one Common Share of the Company at a price of $2.88 at any time prior to June 16, 2025. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 - Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL.  The fair value of $2,404,957 for the 2020 Series A warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70%; and e) no expected dividend payments.

On July 23, 2020, the Company issued the 2020 Repayment Warrants ("Repayment Warrants") to purchase up to 481,778 Common Shares at an exercise price of $7.50 per Common Share for a period of five years following issuance. The fair value of $134,718 for the 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.54; d) expected volatility of 70.0%; and e) no expected dividend payments.

On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 Common Shares at a price of $2.775 per Common Share for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,006,547 in underwriting commission, a $242,989 fair value charge for Compensation Warrants "2020 Compensation Warrants" (see Note 17 (a)), and $238,718 in other share issuance costs. Each Common Share was sold with 0.75 of a Common Share purchase warrant (each whole warrant, a "Warrant") issuing 3,399,579 warrants in total. Each Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.69 per share at any time prior to the date which is five years following the date of issuance. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 - Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL.  The fair value of $3,511,115 for the Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70%; and e) no expected dividend payments.

On August 17, 2020, the Company issued the 2020 Repayment Warrants to purchase up to 165,518 Common Shares at an exercise price of $7.50 per Common Share for a period of five years following issuance. The fair value of $27,002 for the 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.13; d) expected volatility of 68.0%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(f) Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants ("Broker Warrants") as part of the underwriter's commission.  The Company uses the Black-Scholes pricing model to calculate the fair value of the Broker Warrants. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value for the February 28, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments. The Black-Scholes model was used to compute broker warrant fair values because it is the most commonly used pricing model and is considered to produce a reasonable estimate of fair value.

As part of the underwriter's compensation in the January 2020 Financing, the Company issued the 2020 Broker Warrants to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share for a period of three years following issuance. The fair value of $82,597 for the 2020 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments.

On June 16, 2020, the Company issued the 2020 Compensation Warrants to purchase up to 252,397 Common Shares at an exercise price of $3.71 per Common Share for a period of five years following issuance. The fair value of $162,467 for the 2020 compensation warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70.0%; and e) no expected dividend payments.

On August 12, 2020, the Company issued the 2020 Compensation Warrants to purchase up to 294,630 Common Shares at an exercise price of $3.47 per Common Share for a period of five years following issuance. The fair value of $242,989 for the 2020 compensation warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70.0%; and e) no expected dividend payments

18. SEGMENT INFORMATION

The Company's operations are in one business segment: the development, manufacturing and marketing of medical devices.  Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.  Substantially all of the Company's long-lived assets are located in Canada.  The Company carries on business in Canada, the United States and Europe.  The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
REVENUE
Europe	$626,418	$465,498	$1,443,360	$1,349,711
Rest of the World	-	35,000	-	176,500
	$626,418	$500,498	$1,443,360	$1,526,211

Sales to the Company's three largest customers accounted for approximately 15%, 13%, and 12% of the Company's sales for the nine months ended September 30, 2020.  Sales to the Company's three largest customers accounted for approximately 11%, 10%, and 8% of the Company's sales for the nine months ended September 30, 2019.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

19. EMPLOYEE BENEFITS EXPENSE

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Salaries and wages	$2,386,946	$2,194,192	$7,659,259	$6,179,743
Pension plan and employment insurance	106,997	89,271	434,420	376,716
Contribution to defined contribution pension plan	62,854	44,220	173,091	137,972
Health benefits	169,356	183,247	490,884	463,707
Cash-based employee expenses	$2,726,153	$2,510,930	$8,757,654	7,158,138

Share-based payments	1,354,147	735,199	3,441,584	2,613,453
Total employee expenses	$4,080,300	$3,246,129	$12,199,238	$9,771,591

20. DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
EXPENSES
Selling expenses
Share-based payment	$116,554	$43,596	$227,855	$153,221
Cash-based employee expenses	175,154	130,037	598,017	351,250
Other expenses	206,963	206,779	678,842	638,686
	$498,671	$380,412	$1,504,714	$1,143,157
General and administrative expenses
Depreciation	70,930	35,109	204,711	102,865
Share-based payments	745,954	406,315	1,932,024	1,421,505
Cash-based employee expenses	595,640	644,792	2,222,251	1,659,055
Accretion on collaboration, license and settlement agreements provision	36,830	68,113	133,570	279,295
Legal costs from financing activities	2,130,220	163,525	3,499,830	878,026
Other expenses	1,063,405	880,068	2,963,605	3,001,568
	$4,642,979	$2,197,922	$10,955,991	$7,342,314
Product development and clinical trials expenses
Depreciation	122,069	121,129	359,894	348,057
Share-based payments	491,639	285,288	1,281,705	1,038,727
Cash-based employee expenses	1,955,359	1,736,101	5,937,386	5,147,833
Other expenses	2,933,650	2,634,679	7,036,862	6,630,727
	$5,502,717	$4,777,197	$14,615,847	$13,165,344

TOTAL EXPENSES	$10,644,367	$7,355,531	$27,076,552	$21,650,815

Depreciation per Statements of Cash Flows	$192,999	$156,238	$564,605	$450,922

Share-based payments per Statements of Cash Flows	$1,354,147	$735,199	$3,441,584	$2,613,453

Cash-based employee expenses (see Note 19)	$2,726,153	$2,510,930	$8,757,654	$7,158,138

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

21. LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator.  The weighted average number of Common Shares outstanding used for basic loss per share for the three and nine months ended September 30, 2020 amounts to 19,942,961 and 14,395,585, respectively (three and nine months ended September 30, 2019: 7,499,962 and 6,124,915, respectively)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019

Weighted average number of Common Shares	19,942,961	7,499,962	14,395,585	6,124,915
Loss for the period	$(10,234,677)	$(6,201,977)	$(24,265,586)	$(22,776,830)
Basic and diluted loss per share	$(0.51)	$(0.83)	$(1.69)	$(3.72)

Instruments that could potentially have a dilutive effect on the Company's weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

22. RELATED PARTY TRANSACTIONS

The Company's key management personnel include members of the board of directors, executive officers, and former executive officers.  The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Short-term employee benefits
Employee salaries and bonuses	$918,811	$518,188	$2,196,406	$1,190,868
Directors fees	67,500	67,500	198,333	202,500
Social security and medical care costs	15,805	9,368	73,082	64,007
	1,002,116	595,056	2,467,821	1,457,375
Post-employment benefits
Contributions to defined contribution pension plan	9,665	7,255	28,694	23,022

Share-based payments	181,873	385,856	1,114,226	1,275,299

Total key management remuneration	$1,193,653	$988,167	$3,610,741	$2,755,696

23.   CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC ("CardiAQ") filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich (the 'Appeals Court'). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision.

The next hearing at the Appeals Court will be on February 25, 2021.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the "Court"), asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018.  On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations.  On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis.  No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, "UPenn"), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters (continued)

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $458,186 as at September 30, 2020 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys' fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $703,990 as at September 30, 2020 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

24. GOVERNMENT ASSISTANCE

On July 21, 2020, the Company submitted the application for forgiveness of the PPP loan. The Company's application for the Paycheck Protection Program loan for approximately $530,000 was approved by the U.S. Small Business Administration. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly-owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the US through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement.

On July 30, 2020, the Company applied for the Canadian Emergency Wage Subsidy (CEWS) program through the Government of Canada's COVID-19 Economic Response Plan. The CEWS program protects and prevents further job losses, encourage employers to rehire workers previously laid off as a result to COVID-19 and help better position Canadian companies and other employers to resume normal operations following the crisis. The submission was approved and the Company received approximately $495,628 in wage subsidy.

25.  SUBSEQUENT EVENTS

On October 27, 2020, the Company announced that the United States Food and Drug Administration's (FDA's) Circulatory System Devices Advisory Panel voted 14 to 4 "in favor" that the Neovasc Reducer™ is safe when used as intended, and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 "against" (2 abstained) on whether the relative benefits outweighed the relative risks.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Expressed in U.S. dollars)

26. AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 (including comparatives) were approved by the audit committee on behalf of the board of directors on November 2, 2020.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Paul Geyer

Paul Geyer, Director

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